Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)*

KLONDIKE STAR MINERAL CORPORATION

(Name of Subject Company (issuer))

KLONDIKE GOLD CORP.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock

(Title of Class of Securities)

____________________

(CUSIP Number of Class of Securities)

Parsons/Burnett/Bjordahl/Hume, LLP
James B. Parsons
1850 Skyline Tower
10900 NE 4th Street
Bellevue, WA 98004
(425) 451-8036

Douglas E. Eacrett
203 – 409 Granville St.
Vancouver, B.C.
Canada V6C 1T2

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,576,708.80	$295.29

*Based on an estimated 16,623,928 shares issuable under the exchange offer, valued at $0.155 per share, the average of the high and low offering price of Klondike Gold Corp. common stock as quoted on the TSX Venture Exchange as of April 24, 2012.

[  ] Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:____________________
Form or Registration No.:____________________
Filing Party:____________________
Date Filed:____________________

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d–1.

[  ] issuer tender offer subject to Rule 13e–4.

[  ] going-private transaction subject to Rule 13e–3.

[  ] amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

[X] Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

PURPOSE OF AMENDMENT

On May 8, 2012, a Schedule TO was filed relating to the Tender Offer by Klondike Gold Corp. (“Klondike Gold”), a British Columbia, Canada, corporation, to acquire all of the outstanding shares of Klondike Star Mineral Corporation (“Klondike Star”) , a Delaware corporation.  The Tender Offer was dated April 27, 2012, and was set to expire on June 22, 2012.  No documents have been mailed to shareholders or brokers/dealers.

Klondike Gold is hereby terminating its Tender Offer to acquire shares of Klondike Star.  The termination is conditioned upon the fact that the Tender Offer may not have been in compliance with Section 14d(10) of the Securities Exchange Act of 1934.  Therefore, the Conditions of the Offer, as contained in the Exchange Offer have not been met and, pursuant to the termination terms of the Exchange Offer, Klondike Star may terminate the Tender Offer.

No documents have been mailed to shareholders, or to broker dealers on behalf of shareholders.  Klondike Gold has informed the Exchange Agent and the Information Agent that no tendered shares are to be accepted and to inform any shareholders of Klondike Star that the Tender Offer has been terminated.  The Company has received confirmation from the Exchange Agent that no shares have been tendered as of the date of this filing.  If any shares are tendered after the filing of this termination, they will be promptly returned to the tendering shareholders.

The Tender Offer and Schedule TO are hereby amended to reflect the termination of the Tender Offer.  Shareholders with questions regarding this action should contact the Information Agent listed below.

Information Agent

James B. Parsons

Parsons/Burnett/Bjordahl/Hume, LLP

1850 Skyline Tower

10900 NE 4th Street

Bellevue, WA 98004

(425) 451-8036

(425) 451-8568

www.pblaw.biz

KLONDIKE GOLD CORP.

/s/ John Mark Campbell

Name:  ___John-Mark Campbell

Title:    ___Secretary_______

_

Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §§240.12b–11 and 240.14d–1(h) with respect to signature requirements.